                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934


                       Telebanc Financial Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


--------------------------------------------------------------------------------
                               (CUSIP Number)

                            Thomas A. Bevilacqua
                             E*TRADE Group, Inc.
                           Four Embarcadero Place
                               2400 Geng Road
                             Palo Alto, CA 94303
                               (650) 842-2500
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                May 31, 1999
--------------------------------------------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]



                       (Continued on following pages)

-----------------------                                  ---------------------
 CUSIP NO.                             13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      E*TRADE Group, Inc.
      I.R.S. I.D. # -
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES              3,369,881
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
    REPORTING             2,681,639
      PERSON       -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                          3,369,881
                   -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          -----
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,051,520
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      26.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                        CO
------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by E*TRADE Group, Inc. that it is the beneficial owner of any of the Common Stock of Telebanc Financial Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of Telebanc Financial Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1111 North Highland Street, Arlington, VA 22201-2807.

Item 2.   Identity and Background.
          ------------------------

    (a) The name of the person filing this statement is E*TRADE Group, Inc., a Delaware corporation ("E*TRADE").

    (b) The address of the principal office and principal business of E*TRADE is Four Embarcadero Place, 2400 Geng Road, Palo Alto, CA 94303.

    (c) E*TRADE, through its wholly-owned subsidiary, E*TRADE Securities, Inc., is a leading provider of online investing services and has established a popular, branded destination Web site for self-directed investors. E*TRADE believes that its technology can be adapted to provide transaction-enabling services related to other aspects of electronic commerce. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of E*TRADE's directors and executive officers, as of the date hereof.

    (d) During the past five years, neither E*TRADE nor, to E*TRADE's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five years, neither E*TRADE nor, to E*TRADE's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

    (f)   Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Pursuant to an Agreement and Plan of Merger and Reorganization dated as of May 31, 1999 (the "Reorganization Agreement"), by and among E*TRADE, Turbo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of E*TRADE ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 2.1 shares of E*TRADE Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Reorganization Agreement by the stockholders of Issuer, the approval of an increase in the authorized capital stock of E*TRADE by its stockholders, the approval of the Merger by the Office of Thrift Supervision and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Reorganization Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.   Purpose of Transaction.
          -----------------------

     (a) - (b)   As described in Item 3 above, this statement relates to the
Merger of Merger Sub, a wholly owned subsidiary of E*TRADE, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of E*TRADE (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, 2.1 shares of E*TRADE Common Stock. E*TRADE will assume the Issuer's 1994 Stock Option Plan, 1997 Stock Option Plan and 1998 Stock Incentive Plan, each as amended, as well as the outstanding options issued under such plans or certain other agreements.

          As an inducement to E*TRADE to enter into the Reorganization Agreement, certain stockholders (collectively, the "Stockholder Agreement Stockholders") of Telebanc Financial Corporation have entered into a Stockholder Agreement, dated as of May 31, 1999 (the "Stockholder Agreement"), with E*TRADE and have, by executing the Stockholder Agreement, irrevocably appointed E*TRADE (or any nominee of E*TRADE) as his, her or its lawful attorney and proxy. Such proxy gives E*TRADE the limited right to vote each of the 2,681,639 shares of Issuer Common Stock beneficially and collectively owned, including options and warrants exercisable within 60 days as reported in Issuer's 1999 Definitive Proxy Statement, by the Stockholder Agreement Stockholders in all matters related to the Merger. The shared voting power with the Stockholder Agreement Stockholders of Issuer relates to 2,681,639 shares (including options and warrants exercisable within 60 days as reported in Issuer's 1999 Definitive Proxy Statement) of Issuer Common Stock (the "Shares"). The Stockholder Agreement Stockholders and the number of Shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the form of Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

          In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholder Agreement Stockholders, E*TRADE (or any nominee of E*TRADE) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the Shares in favor of approval of the Merger and the Reorganization Agreement. The Stockholder Agreement Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) the date of termination of the Reorganization Agreement.

          In connection with the Reorganization Agreement, E*TRADE and Issuer entered into a Stock Option Agreement, dated as of May 31, 1999 ("Option Agreement"). The Option

Agreement grants E*TRADE the right, under certain conditions, to purchase up to 3,369,881 shares of Issuer Common Stock at a price of $93.45 per share. Subject to certain conditions, the Option Agreement may be exercised in whole or in part by E*TRADE after the occurrence of any of the events described in Sections 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated as set forth in Section 7.3(c) of the Reorganization Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

    (c)   Not applicable.

    (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub, until their respective successors are duly elected or appointed and qualified. The officers of the Surviving Corporation shall be the officers of Issuer, until their respective successors are duly elected or appointed and qualified.

    (e) Other than as a result of the Merger described in Item 3 above, not applicable.

    (f)   Not applicable.

    (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Telebanc Financial Corporation." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

    (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

    (j) Other than described above, E*TRADE currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although E*TRADE reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

    (a) - (b) The number of Shares covered by the Option is 3,369,881 which constitutes, based on the number of shares outstanding on May 28, 1999 as represented by the Issuer in the Reorganization Agreement together with the shares underlying options and warrants reported in this Schedule 13D, approximately 14.7% of the Issuer Common Stock.

          Prior to exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances as set forth in the Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and dispose of the shares of Issuer Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement.

          As a result of the Stockholder Agreement, E*TRADE may be deemed to be the beneficial owner of at least 2,681,639 shares of Issuer Common Stock. Such Issuer Common Stock constitutes, based on the number of shares outstanding on May 28, 1999 as represented by the Issuer in the Reorganization Agreement together with the shares underlying options and warrants reported in this
Schedule 13D, approximately 11.7% of the issued and outstanding shares of Issuer Common Stock.

          E*TRADE has shared power to vote all of the Shares for the limited purposes described above in connection with the Stockholder Agreement. E*TRADE does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Stockholder Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of E*TRADE's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

    (c) Neither E*TRADE nor, to the knowledge of E*TRADE, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

    (d)   Not applicable.

    (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Other than the Reorganization Agreement, Stockholder Agreement and Option Agreement, to the knowledge of E*TRADE, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
          ----------------------------------

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger and Reorganization, dated as of May 31, 1999, by and among E*TRADE Group, Inc., a Delaware corporation, Turbo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of E*TRADE Group, Inc., and Telebanc Financial Corporation, a Delaware corporation.

          2. Stockholder Agreement, dated as of May 31, 1999, by and among E*TRADE Group, Inc., a Delaware corporation and certain stockholders of Telebanc Financial Corporation, a Delaware corporation.

          3. Stock Option Agreement, dated as of May 31, 1999, by and between E*TRADE Group, Inc., a Delaware corporation, and Telebanc Financial Corporation, a Delaware corporation.

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 1999


                                       E*TRADE GROUP, INC.


                                       By: /s/ Thomas A. Bevilacqua
                                           ------------------------
                                           Thomas A. Bevilacqua, Esq.
                                           Executive Vice President

                                 Schedule A
                                 ----------

                     DIRECTORS AND EXECUTIVE OFFICERS OF
                             E*TRADE GROUP, INC.

                                                  Present Principal
                                                Occupation Including
     Name and Title                               Name of Employer
     --------------                               ----------------
Christos M. Cotsakos                            Chairman of the Board and Chief Executive of E*TRADE
                                                Group, Inc.
William A. Porter                               Chairman Emeritus of E*TRADE Group, Inc.
Richard S. Braddock                             Chairman and Chief Executive Officer of priceline.com
Masayoshi Son                                   President and Chief Executive Officer of SOFTBANK CORP.
William E. Ford                                 Managing Member, General Atlantic Partners, LLC
George Hayter                                   Partner, George Hayter Associates
Lewis E. Randall                                Private Investor
Lester C. Thurow                                Professor of Economics Massachusetts Institute of Technology
Kathy Levinson                                  President and Chief Operating Officer of E*TRADE Group, Inc.
Leonard C. Purkis                               Chief Financial Officer and Executive Vice President, Finance
                                                and Administration of E*TRADE Group, Inc.
Thomas A. Bevilacqua                            Executive Vice President, Corporate Development, General
                                                Counsel and Secretary of E*TRADE Group, Inc.
Judy Balint                                     President and Chief Operating Officer of E*TRADE International
Debra Chrapaty                                  President and Chief Operating Officer of E*TRADE Technologies
Jerry D. Gramaglia                              Senior Vice President, Sales, Marketing and Communications
                                                of E*TRADE Group, Inc.
Rebecca L. Patton                               Senior Vice President, Advanced Products Group of E*TRADE
                                                Group, Inc.
Stephen C. Richards                             Senior Vice President, Corporate Development and New
                                                Ventures of E*TRADE Group, Inc.
Connie M. Dotson                                Senior Vice President, Service Quality of E*TRADE Group, Inc.

                                  Schedule B
                                  ----------

   Stockholder                            Shares Beneficially Owned
   -----------                            -------------------------
   Mitchell H. Caplan                               829,277
   David A. Smilow and Carol Lynton               1,305,350
   Aileen Lopez Pugh                                116,961
   Laurence P. Greenberg                             87,907
   Stephen G. Dervenis                                5,700
   David R. DeCamp                                   19,000
   Dean C. Kehler                                     4,000
   Marcia Myerberg                                        -
   Steven F. Piaker                                   4,000
   Mark Rollinson                                    20,500
   Michael M. Lynton                                288,944